

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 15, 2017

Randall A. Ezell
Chief Financial Officer
HCBF Holding Company, Inc.
200 S. Indian River Drive, Suite 101
Fort Pierce, FL 34950

> **Re: HCBF Holding Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 20, 2017**
> **File No. 333-217395**

Dear Mr. Ezell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please expand to disclose the total merger consideration to be paid in the transaction.

The Merger

Background of the Merger, page 33

2. Please disclose how the exchange ratio and total merger consideration were determined and how they evolved during the merger negotiations.

Opinion of Hovde Group, LLC page 39

3. Please revise the fifth full paragraph on page 40 to quantify the portion of the fee that is contingent upon consummation of the merger. Also disclose all compensation received in the past two years. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Interests of Jefferson's Directors and Executive Officers …, page 47

4. Please quantify the value of all merger related compensation to Jefferson officers and directors that differs from the interests of other Jefferson shareholders and provide quantified disclosure on an individual basis. For example, and as applicable, please individually quantify the value of option payouts and any possible payouts under the "payment to stay bonus" referred to on page 7.

5. Please file the executive employment agreements with Messrs. McGivney and Nelson as exhibits to the Registration Statement

Part II. Exhibits

Exhibit 5.1

6. Please have counsel revise the fourth paragraph to eliminate the broad assumption of material facts underlying the opinion ("an appropriate Prospectus…has been prepared, delivered and filed in compliance with the Securities Act and the applicable rules and regulations promulgated thereunder; and (iii) the applicable Shares have been issued, delivered and paid for") or explain and support supplementally these assumptions. Refer to SLB 19 Section II.B.3.a. which indicates that counsel should not include overly broad assumptions that "assume any of the material facts underlying the opinion or any readily ascertainable facts."

Exhibit 99.1

7. Please revise to indicate the proxy is a "form of" and not an actual proxy card.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc:. David C. Scileppi, Esq.